October 24, 2024

Sanjay Datta
Chief Financial Officer
Upstart Holdings, Inc.
2950 S. Delaware Street
Suite 410
San Mateo, California 94403

       Re: Upstart Holdings, Inc.
           Annual Report on Form 10-K for the Fiscal Year Ended December 31,
2023
           File Number 001-39797
Dear Sanjay Datta:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance